UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s earnings release for the fiscal year 2012.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________

Santiago, Chile, March 5, 2013 – Sociedad Química y Minera de Chile S.A. (SQM or the Company) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for 2012 of US$649.2 million (US$2.47 per ADR), an increase of 18.9% with respect to 2011, in which earnings totaled US$545.7 million (US$2.07 per ADR). Gross margin reached US$1,028.6 million (42.3% of revenues), 20.3% higher than the US$854.8 million (39.8% of revenues) recorded during 2011. Revenues totaled US$2,429.2 million for 2012, representing an increase of 13.2% over the US$2,145.3 million reported in 2011.

The Company also reported quarterly net income of US$141.8 million (US$0.54 per ADR) compared with the 2011 figure of US$158.9 million (US$0.60 per ADR). Fourth quarter gross margin for 2012 reached US$234.3 million, 8.5% higher than the US$215.9 million recorded for the same period of 2011. Revenues for this quarter totaled US$601.0 million, an increase of approximately 11.5% with respect to the fourth quarter of 2011, when revenues amounted to US$538.9 million.

Patricio Contesse, SQM’s Chief Executive Officer, stated, “We are pleased with our performance throughout 2012. We posted higher sales volumes and revenues in our potassium, industrial chemical and lithium and derivatives business line when compared to 2011. Additionally, we saw increased revenues and margins in our iodine business line. We finalized some major capital investments during 2012, including an expansion in the Salar de Atacama, which allowed us to increase our potassium production and increased flexibility in 2012; expansions in this area will continue and will grant us higher volumes in our potassium products in the future”.

Mr. Contesse continued, “We will continue our growth and expansion strategy into 2013, and as always, we are constantly evaluating all opportunities that we believe would positively complement our current core businesses or in which we believe we may have sustainable competitive advantages. We have recently seen increased downward price pressures in the fertilizer markets, and understand that broader financial markets, specifically in Europe, will have an impact on our business in 2013. However, we believe our unique synergies, diverse products and our various competitive advantages will support us in our effort to maximize shareholder value and profits in the coming year”.

Segment Analysis

Specialty Plant Nutrition (SPN)

Specialty plant nutrition revenues for 2012 totaled US$675.3 million, 6.4% lower than the US$721.7 million recorded for 2011.

Fourth quarter revenues reached US$159.5 million in 2012, a decrease of 8.7% over the US$174.6 recorded in the fourth quarter of 2011.

Specialty Plant Nutrition Volumes and Revenues:

		2012	2011	2012/2011
Sodium Nitrate	Th. MT	24.4	22.2	2.2	10%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	469.3	551.1	-81.8	-15%
Specialty Blends	Th. MT	197.5	189.3	8.2	4%
Other specialty plant nutrients (*)	Th. MT	89.0	86.7	2.3	3%
Specialty Plant Nutrition Revenues	MUS$	675.3	721.7	-46.3	-6%

*	Includes trading of other specialty fertilizers.

North American and European markets were demand drivers during 2012. The specialty plant nutrition market saw increased supply during 2012, as a relevant competitor returned to normal production levels. In general, the specialty plant nutrition markets are less volatile than commodity and fertilizer markets, but future improvement in this business line will depend on the behavior of the market for potassium based fertilizers such as potassium chloride.

Our sales volumes in the specialty plant nutrition business line in 2012 decreased compared to 2011. This was a result of increased supply in the market and low market growth due mainly to the financial situation in Europe since this region is one of the most important markets for the business line. Prices within our specialty plant nutrition segment saw slightly higher average prices, almost 2% in 2012 when compared to 2011. We feel confident in specialty plant nutrient market as food quality requirements increase, and land and fresh water scarcity impacts some of the world. The market growth will be led primarily by potassium nitrate, and we are prepared to meet the growing market demand in the future.

SPN gross margin for 2012 contributed approximately 21% to SQM´s consolidated gross margin.

Iodine and derivatives

Revenues for iodine and its derivatives during 2012 totaled US$578.1 million, a 27.2% increase compared to the US$454.5 million reported in 2011.

Iodine and derivatives revenues for the fourth quarter of 2012 amounted to US$129.0 million, an increase of 2.3% compared to the US$126.1 million accounted during the fourth quarter of 2011.

Iodine and Derivatives Volumes and Revenues:

		2012	2011	2012/2011
Iodine and Derivatives	Th. MT	11.0	12.2	-1.3	-10%
Iodine and Derivatives Revenues	MUS$	578.1	454.5	123.6	27%

Iodine markets reached new levels in 2012 mainly as a result of increased demand. As expected, strong demand was led primarily by x-ray contrast media and pharmaceutical applications. Increased supply entered the market in 2012, and we expect to see additional new supply in 2013.

Our sales volumes decreased around 10% in 2012, as a result of this new supply, and as SQM returned to normal operational inventory. These volume decreases were more than offset by prices that were over 40% higher than average prices seen in this business line during 2011, increasing gross profit in the iodine business line by over 38%.

We continue to be a world leader in the iodine market, and these special market conditions have created unique opportunities for the company. SQM will maintain its efforts to assure that world iodine needs are met in the future.

Gross margin for the iodine and derivatives segment contributed approximately 35% to SQM’s consolidated gross margin during 2012.

Lithium and Derivatives

Revenues for lithium and its derivatives totaled US$222.2 million during 2012, an increase of 21.2% with respect to the US$183.4 million recorded for 2011.

Fourth quarter 2012 lithium revenues reached US$57.4 million, an increase of 11.9% with respect to the US$51.2 million revenues reported during the fourth quarter of 2011.

		2012	2011	2012/2011
Lithium and Derivatives	Th. MT	45.7	40.7	5.0	12%
Lithium and Derivatives Revenues	MUS$	222.2	183.4	38.8	21%

The lithium market continued to grow in 2012, attributed primarily to growth in the rechargeable battery and lubricating grease markets, as has been the trend in recent years. We believe the lithium market is positioned to grow in the short and long term resulting from the development of new technologies, as well as due to the strong growth in industrial applications. We expect world lithium production to increase in the near future, as a number of new projects have been announced and have begun procurement.

Our sales volumes in the lithium segment increased over 12% in 2012, when compared to 2011. We believe we supply over one-third of the world lithium chemical market, and aim to maintain this market share in coming years.

Along with increased volumes, we saw increased prices of around 8% in this business line during 2012 when compared to the previous year, increasing margin by about 30% when compared with 2011.

Gross margin for the lithium and derivatives segment accounted for approximately 11% of SQM’s consolidated gross margin during 2012.

Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium revenues for 2012 totaled US$605.1 million, an increase of 8.9% compared to 2011, when revenues amounted to US$555.7 million.

Revenues for MOP & SOP increase 14.4% during the fourth quarter of 2012 to US$148.5 million, compared to the US$129.8 posted in the same period of 2011.

Potassium Chloride & Potassium Sulfate Volumes and Revenues:

		2012	2011	2012/2011
Potassium Chloride and Potassium Sulfate	Th. MT	1,209.5	1,103.4	106.1	10%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	605.1	555.7	49.3	9%

The potassium chloride market demand decreased in 2012 compared to the previous year. We estimate that demand reached the level of 50 million metric tons for MOP during 2012, a reduction of about 12% when compared to 2011. Despite favorable economic conditions of relevant crops, the demand was mainly affected by economic uncertainty in Europe and the behavior of influential buyers like China and India. We expect the MOP market to return to levels closer to 53 million during 2013.

We increased our sales volumes in this business line almost 10% compared to 2011, as we took advantage of our developed distribution network. Average prices in the potassium market remained relatively stable when compared to 2011. In the fourth quarter of 2012, the market saw major contracts close at lower prices than seen in the earlier months of 2012. In the fourth quarter of 2012, the market saw major contracts close at lower prices than it had seen earlier in 2012; during the first quarter of 2013 prices have remained stable. These price pressures will have an impact on potassium revenues in the near term.

Gross margin for potassium chloride and potassium sulfate accounted for approximately 24% of SQM’s consolidated gross margin for 2012.

Industrial Chemicals

Industrial chemicals revenues for 2012 totaled US$245.2 million, an increase of 75.8% compared to the US$139.5 million recorded in 2011.

Revenues for the fourth quarter totaled US$ 75.9 an increase of 190.3% with respect to the fourth quarter 2011 figure of US $26.2 million.

		2012	2011	2012/2011
Industrial Nitrates	Th. MT	277.7	181.2	96.6	53%
Boric Acid	Th. MT	1.8	2.4	-0.6	-23%
Industrial Chemicals Revenues	MUS$	245.2	139.5	105.7	76%

Industrial chemical demand for traditional applications such as detergents and glass has remained relatively stable when compared to 2011.

New projects for alternative energy projects that utilize industrial-grade sodium and potassium nitrate in solar thermal energy storage had a positive impact on our 2012 volumes, which increased over 50% when compared to 2011. For 2013, and as a result of the financial situation in Europe, the market has seen higher financing costs for projects in Europe and the United States, we anticipate project delays. This will have an impact in short term sales in this business line. We remain confident in the long-term prospects in the solar thermal energy storage market, and expect to see sales volumes in 2014 to exceed volumes seen in 2013.

Prices for industrial chemicals increased over 15%, mainly because of the product mix, increasing margins by approximately 33%.

Gross margin for the industrial chemical segment accounted for approximately 8% of SQM’s consolidated gross margin in 2012.

Other commodity Fertilizers

Revenues from sales of other commodity fertilizers and other income reached US$90.5 million in 2011 compared to US $103.3 million in 2012.

Administrative Expenses

Administrative expenses amounted to US$106.4 million (4.4% of revenues) in 2012, versus the US$91.8 million recorded in 2011.

Net Financial Expenses

Net financial expenses in 2012 totaled US$25.0 compared to the US$16.1 million in 2011.

Notes:

1) Gross margin corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in more than 20 countries and sales in over 100 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information contact:

Kelly O’Brien 56-2-2425-2074 / kelly.obrien@sqm.com

Constanza Schulz 56-2-2425-2058 / constanza.schulz@sqm.com

Mark Fones. 56-2-2425-2271 / mark.fones@sqm.com

For media inquiries, contact: Felipe Encinas 56-2-2425-2027 / Felipe.encinas@sqm.com

Statements in this press release concerning the Company’s business outlook, future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term in defined under Federal Securities Laws.

Forward-looking statements

Any forward-looking statements are estimates that reflect the best judgment of SQM management based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements should be considered in light of those factors.

Income Statement
			For the 12-month period ended December 31
(US$ Millions)	For the 4th Quarter 2012
	2012	2011	2012	2011

Revenues	601.0	538.9	2,429.2	2,145.3

Specialty Plant Nutrition*	159.5	174.6	675.3	721.7
Iodine and Iodine Derivatives	129.0	126.1	578.1	454.5
Lithium and Lithium Derivatives	57.4	51.2	222.2	183.4
Industrial Chemicals	75.9	26.2	245.2	139.5
Potassium Chloride & Potassium Sulfate	148.5	129.8	605.1	555.7
Other Income	30.7	31.0	103.3	90.5

Cost of Goods Sold	(366.7)	(323.0)	(1,400.6)	(1,290.5)
Depreciation and Amortization	(50.2)	(56.7)	(196.2)	(195.9)

Gross Margin	234.3	215.9	1,028.6	854.8

Administrative Expenses	(32.1)	(25.0)	(106.4)	(91.8)
Financial Expenses	(12.6)	(9.0)	(54.1)	(39.3)
Financial Income	8.8	5.8	29.1	23.2
Exchange Difference	(9.1)	(6.3)	(26.8)	(25.3)
Other	(2.8)	27.3	3.1	12.2

Income Before Taxes	186.5	208.7	873.5	733.8

Income Tax	(42.1)	(47.0)	(216.1)	(179.7)

Net Income before minority interest	144.4	161.7	657.4	554.1

Minority Interest	(2.6)	(2.8)	(8.2)	(8.4)

Net Income	141.8	158.9	649.2	545.7
Net Income per Share (US$)	0.54	0.60	2.47	2.07

*	Includes other specialty fertilizers

Balance Sheet

(US$ Millions)	As of Dec 31	As of Dec. 31
	2012	2011

Total Current Assets	2,246.7	1,956.4
Cash and cash equivalents	324.4	445.0
Other current financial assets	316.1	169.3
Accounts receivable (1)	612.0	529.2
Inventory	896.2	744.4
Others	98.0	68.5

Total Non-current Assets	2,169.7	1,915.2
Other non-current financial assets	29.5	30.5
Investments in related companies	70.3	60.7
Property, plant and equipment	1,988.3	1,755.0
Other Non-current Assets	81.6	69.0

Total Assets	4,416.4	3,871.6

Total Current Liabilities	609.1	629.3
Short-term debt	152.8	161.0
Others	456.3	468.3

Total Long-Term Liabilities	1,619.9	1,377.9
Long-term debt	1,446.2	1,237.0
Others	173.7	140.9

Shareholders' Equity before Minority Interest	2,132.8	1,812.8

Minority Interest	54.6	51.6

Total Shareholders' Equity	2,187.4	1,864.4

Total Liabilities & Shareholders' Equity	4,416.4	3,871.6

Liquidity (2)	3.7	3.1

(1)	Accounts receivable + accounts receivable from related co.
(2)	Current assets / current liabilities

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934. the registrant has duly caused this report to be signed on its behalf by the undersigned. thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos

Ricardo Ramos

Chief Financial Officer & Business Development SVP

Date: March 5, 2013